Exhibit 99.3

KPMG LLP 600 de Maisonneuve Blvd. West Suite 1500, Tour KPMG Montréal (Québec) H3A 0A3 Canada	Telephone Fax Internet	(514) 840-2100 (514) 840-2187 www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Canadian National Railway Company

We consent to the incorporation by reference in the Registration Statements (No. 333-5258, No. 333-131856, No. 333-197799, No. 333-7520 and No. 333-204974) on Form S-8 and in the Registration Statement (No. 333-223014) on Form F-10 of Canadian National Railway Company (the “Company”) of our report dated January 31, 2020, on the consolidated financial statements which comprise the consolidated balance sheets as of December 31, 2019 and December 31, 2018, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, (which report refers to a change in its method of accounting for leases due to the adoption of Accounting Standards Codification Topic 842, Leases) and our audit report dated January 31, 2020 on the effectiveness of internal control over financial reporting, which reports appear in the 2019 annual report on Form 40-F of the Company for the fiscal year ended December 31, 2019, and further consent to the use of such reports in such annual report on Form 40-F.

Montréal, Canada

January 31, 2020

*CPA auditor, CA, public accountancy permit No. A123145

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